Exhibit 4.1

SECOND AMENDMENT

TO AMENDED AND RESTATED MEMBER CONTROL AGREEMENT

OF TWIN CITIES POWER HOLDINGS, L.L.C.

This Second Amendment to Amended and Restated Member Control Agreement (“Second Amendment”) dated August 28th, 2013 is to be effective as of the 28th day of June, 2013 by and among Timothy S. Krieger (“Krieger”) and Summer Enterprises, L.L.C., a Minnesota Limited Liability Company (“Summer”) who are all of the members of Twin Cities Power Holdings, L.L.C., a Minnesota Limited Liability Company (the “Company”). Krieger, Summer and the Company are jointly referred to as Parties (“Parties”).

R E C I T A L S

A.	The Company entered into an Amended and Restated Member Control Agreement dated as of July 18th, 2012 (the “Agreement”) and a First Amendment to Amended and Restated Member Control Agreement dated July 30th, 2013 (“First Amendment”).

B.	The Parties now desire to amend the Agreement and the First Amendment to delete all references to the Hanson Preferred Units and substitute in its place a Certificate of Designation of Series A Preferred Units of the Company.

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	The terms and conditions of that certain Certificate of Designation of Series A Preferred Units of Twin Cities Power Holdings, L.L.C., are hereby incorporated into the Agreement and First Amendment and the Agreement and First Amendment shall be deemed to have been modified to incorporate the rights and preferences of the Certificate of Designation of Series A Preferred Units by this Second Amendment. A copy of the Certificate of Designation of Series A Preferred Units of Twin Cities Power Holdings, LLC is marked as Exhibit “A”, attached hereto and incorporated herein by reference.

2.	Summer Enterprises, L.L.C. does herein agree to be bound by the terms of the Amended and Restated Member Control Agreement dated July 18, 2012 as amended by the First and Second Amendments.

3.	All other terms and conditions of the Amended and Restated Member Control Agreement of Twin Cities Power Holdings, L.L.C. as amended by the First and Second Amendments shall remain in full force and effect except as herein before amended.

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IN WITNESS WHEREOF, the undersigned have executed this Second Amendment as of the date first written above.

MEMBERS:	COMPANY:
/s/ Timothy S. Krieger Timothy S. Krieger	TWIN CITIES POWER HOLDINGS, L.L.C. /s/ Timothy S. Krieger By: Timothy S. Krieger Its: President/CEO
SUMMER ENTERPRISES, L.L.C. /s/ Timothy S. Krieger By: Timothy S. Krieger Its: President/CEO

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EXHIBIT A

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED UNITS

OF

TWIN CITIES POWER HOLDINGS, LLC

WHEREAS, TWIN CITIES POWER HOLDINGS, LLC is a Minnesota limited liability company organized under Chapter 322B, Minnesota Statutes (the “Company”);

WHEREAS, pursuant to Article II, paragraph 2.02 of its Articles of Organization dated December 30, 2009 (the “Articles”) and its Amended and Restated Member Control Agreement dated July 18, 2012, as amended by that certain First Amendment dated July 30th, 2013, the Company is authorized to establish by resolution different classes and/or series of membership interests and may fix the rights and preferences of said membership interests in any class or series.

WHEREAS, the Board of Governors has resolved that the Company issue “Common Units” and one or more classes of Preferred Units to be designated, respectively, as “Common Units” and “Preferred Units”;

NOW, THEREFORE, the Board of Governors hereby establishes the rights, preferences, and restrictions of the Company’s Series A Preferred Units as follows:

1. Designation; Authorization; Liquidation Preference; Parity.

(a) Designation. A series of the Company’s Preferred Units shall be designated as its Series A Preferred Units (the “Preferred Units” or the “Units”).

(b) Authorization. The number of authorized units constituting the Preferred Units is 496.

(c) Liquidation Preference. The Preferred Units shall have a preference upon distribution in liquidation of $5,535.00 per Unit plus distributions accrued and interest thereon at the rate of 20% per annum from the date accrued (the “Liquidation Preference”).

(d) Parity. The Preferred Units shall be senior to the Company’s Common Units and rank on parity with all other classes and series of preferred equity of the Company now or hereafter authorized, issued, or outstanding, other than any classes or series ranking senior to the Preferred Units as to distribution rights and rights upon liquidation, winding up, or dissolution of the Company, provided that the holders of the Preferred Units so permit. The Preferred Units shall be junior to all outstanding debt of the Company, whether senior or subordinated.

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2. Distributions.

(a) Payment. The holders of record of Preferred Units shall be entitled to receive, when, as, and if declared by the Board of Governors, out of funds legally available therefor, non-cumulative cash distributions at the rate of $92.25 per unit per month (the “Distribution Rate”). The distributions shall be payable monthly in arrears on the first day of each month, beginning August 1, 2013 or, if any such day is a non-business day, on the next business day (each of such dates, a “Distribution Payment Date” and each preceding monthly period being a “Distribution Period”). Each declared distribution shall be payable to holders of record as they appear on the Unit Register of the Company at the close of business on the Record Dates. The Record Dates shall be set as of the first day of each Distribution Period.

(b) Participation. The Preferred Units shall not participate in distributions with the Common Units.

(c) Noncumulative. Distributions on the Preferred Units shall be noncumulative. If the Board of Governors fails to declare a distribution payable on a Distribution Payment Date in respect of the Preferred Units due to a lack of legally available funds or the need to meet debt obligations, then the right of holders of Preferred Units to receive a distribution in respect of the Distribution Period ending on such Distribution Payment Date will be lost and the Company will have no obligation to pay the distribution accrued for such Distribution Period or to pay any interest thereon, whether or not distributions on the Preferred Units are declared for any future Distribution Period, provided that the provisions of this paragraph shall not affect the determination of the amount of the Liquidation Preference or the priority of the payment of distributions, or the amount thereof, as provided in Section 3(e).

(d) Computation. The amount of distributions payable on Preferred Units for each full Distribution Period shall be computed by multiplying the number of Preferred Units outstanding by the Distribution Rate. The amount of any distribution payable per Unit for any period shorter than a full Distribution Period shall be computed by multiplying the Distribution Rate by 12, dividing by a 360-day year, and multiplying by the actual number of days elapsed in such period.

(e) Priority.

(i) Except for distributions to holders of the Common Units in lieu of income taxes as described in the Company’s Member Control Agreement, as amended from time to time (“Tax Distributions”), no distributions shall be declared, paid, or set apart for payment on Preferred Units of any series ranking as to distributions on a parity with or junior to the Preferred Units for any period unless the full distribution accrued on the Preferred Units has been, or contemporaneously is, declared and paid for all prior Distribution Periods from the date of the issuance of the Preferred Units and a sum sufficient for the payment thereof set apart for such payment.

When distributions are not paid in full (or declared and a sum sufficient for such full payment is not so set apart) upon the Preferred Units and any other Preferred Units ranking on a parity as to distributions with the Preferred Units, all distributions declared upon the Preferred Units and any other series of Preferred Units ranking on a parity as to distributions shall be declared pro rata, so that the amount of distributions declared per Unit on Preferred Units and such other series of Preferred Units shall in all cases bear to each other the same ratio that accrued distributions for the then-current Distribution Period on the Preferred Units and accrued distributions, including required or permitted accumulations, if any, of such other series of Preferred Unit, bear to each other.

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(ii) So long as any Preferred Units are outstanding and full distributions on the Preferred Units for all past distribution periods have not been paid, no distribution, other than: (A) Tax Distributions in cash as described in Section 2.(d)(i); (B) distributions paid in additional Preferred Units; (C) distributions of options, warrants, or rights to subscribe for or purchase Common Units or any other Preferred Units ranking junior to the Preferred Units as to distributions or upon liquidation, shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Units or upon any other Units of the Company ranking junior to the Preferred Units as to distributions or upon liquidation, nor shall any Common Units or any other Units of the Company ranking junior to or on a parity with the Preferred Units as to distributions or upon liquidation be redeemed, purchased, or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such Units) by the Company otherwise than pursuant to a pro rata offer to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding Preferred Units and any other Units on a parity with Preferred Units (except by conversion into or exchange for Units of the Company ranking junior to the Preferred Units as to distributions and upon liquidation) unless and until the Company shall have paid full distributions on the Preferred Units for all prior Distribution Periods from the date of the issuance of the Preferred Units.

3. Voting. So long as any Preferred Units are outstanding, in addition to any other vote or consent of members of the Company required by law or by the Articles, the consent of the holders of at least a majority of the Preferred Units, acting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting:

(a) Any amendment, alteration, or repeal of any of the provisions of the Articles that affects adversely the voting powers, rights, or preferences of the holders of the Preferred Units, provided that the amendment of the provisions of the Articles so as to authorize or create, or to increase the authorized amount of, any Units of any class ranking junior to or on a parity with the Preferred Units shall not be deemed to affect adversely the voting powers, rights, or preferences of the holders of the Preferred Units;

(b) The authorization or creation of, or the increase in the authorized amount of, any Units of any class or any security convertible into Units of a class ranking prior to the Preferred Units in the distribution of assets on any liquidation, dissolution, conservatorship, receivership, or winding up of the Company, or in the payment of distributions; or

(c) The merger or consolidation of the Company with or into any other entity, unless the Preferred Units or an equivalent class of securities remain outstanding after the merger or consolidation and the resulting entity will thereafter have no class of Units and no other securities either authorized or outstanding ranking prior to the Preferred Units in the distribution of its assets on liquidation, dissolution or winding up or in the payment of distributions, provided that no such consent of the holders of Preferred Units shall be required if, at or prior to the time when such amendment, alteration or repeal is to take effect or when the issuance of any such prior Units or convertible security is to be made, or when such consolidation or merger, purchase or redemption is to take effect, as the case may be, provision is made for the redemption of all Preferred Units at the time outstanding.

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4. Redemption. The Preferred Units shall not be redeemable, except as set forth in Section 3(c).

5. Liquidation Rights.

(a) Upon the dissolution, liquidation or winding up of the Company, the holders of the Preferred Units shall be entitled to receive and to be paid out of the assets of the Company available for distribution to its members, before any payment or distribution shall be made on the Common Units or on any other class of Units ranking junior to the Preferred Units upon liquidation, the amount of the Liquidation Preference.

(b) The sale of all or substantially all the property or business of the Company, or the merger or consolidation of the Company into or with any other corporation or the merger or consolidation of any other corporation into or with the Company shall be deemed to be a dissolution, liquidation, or winding up, voluntary or involuntary, for the purposes of this Section 5.

(c) After the payment to the holders of the Preferred Units of the full preferential amounts provided for in this Section 5, the holders of Preferred Units as such shall have no right or claim to any of the remaining assets of the Company.

(d) In the event the assets of the Company available for distribution to the holders of Preferred Units upon any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant hereto, no such distribution shall be made on account of any other class or series of Preferred Units ranking on a parity with the Preferred Units upon such dissolution, liquidation, or winding up unless proportionate distributive amounts shall be paid on account of the Preferred Units, ratably, in proportion to the full distributable amounts for which holders of all such parity Units are respectively entitled upon such dissolution, liquidation, or winding up.

(e) Subject to the rights of the holders of Units of any series or class or classes of Units ranking on a parity with the Preferred Units upon liquidation, dissolution, or winding up of the Company, after payment shall have been made in full to the holders of the Preferred Units as provided herein, but not prior thereto, any other series or class or classes of Units ranking junior to the Preferred Units upon liquidation, subject to the respective terms and provisions applying thereto, shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred Units shall not be entitled to share therein.

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6. Ranking. A Unit of any class of the Company shall be deemed to rank:

(a) Prior to the Preferred Units, if the holders of such class or classes shall be entitled to the receipt of distributions or of amounts distributable upon dissolution, liquidation or winding up of the Company, as the case may be, in preference or priority to the holders of Preferred Units;

(b) On a parity with the Preferred Units, if the holders of such Units shall be entitled to the receipt of distributions or of amounts distributable upon dissolution, liquidation or winding up of the Company, in proportion to their respective distribution rates or liquidation prices, without preference or priority, one over the other, as between the holders of such Units and the holders of the Preferred Units; and

(c) Junior to the Preferred Units, if such class shall be Common Units or if the holders of the Preferred Units shall be entitled to receipt of distributions or of amounts distributable upon dissolution, liquidation, or winding up of the Company, as the case may be, in preference or priority to the holders of Units of such class or classes.

7. Conversion and Cancellation. The Company’s existing class of preferred units is hereby converted, on a one-for-one basis, into Preferred Units and the existing class of preferred units is, upon such conversion, cancelled.

The Preferred Units are not convertible into Common Units.

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